SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, CO 80020

(303) 426-6262

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2012 and amended on April 20, 2012, April 24, 2012, May 1, 2012, May 7, 2012 and May 10, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Allos Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer disclosed in a Tender Offer Statement on Schedule TO, dated April 13, 2012 (the “Schedule TO”), filed by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation, pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of the Company, at a purchase price of $1.82 per share, plus one contingent value right to receive additional consideration of $0.11 per Share in cash upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2012, and in the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended by replacing the paragraph and table after the first paragraph following the caption “Consideration for Shares Tendered Pursuant to the Offer” in the section titled “Arrangements between the Company and its Executive Officers, Directors and Affiliates” with the following:

“The following table sets forth, as of April 9, 2012, the cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his, her or its outstanding Shares and CVRs, assuming (i) such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser and (ii) achievement of the milestones set forth in the CVR Agreement.

Name	Number of Shares		Consideration Payable in Respect of Shares	Number of CVRs (based on Shares)		Consideration Payable in Respect of CVRs
Paul L. Berns	190,366		$346,466	190,366		$20,940
Joseph L. Turner	—		$—	—		$—
Stephen J. Hoffman	475,670	(1)	$865,721	475,671	(1)	$52,324
Jeffrey R. Latts	—		$—	—		$—
Jonathan S. Leff	—	(2)	$—	—	(2)	$—
David M. Stout	—		$—	—		$—
Cecilia Gonzalo	—	(3)	$—	—	(3)	$—
Bruce A. Goldsmith	42,445		$77,250	42,445		$4,669
Marc H. Graboyes	91,833		$167,136	91,833		$10,102
Charles Q. Morris	99,166		$180,482	99,166		$10,908
David C. Clark	28,862		$52,529	28,862		$3,175
Bruce K. Bennett, Jr.	11,701		$21,296	11,701		$1,287
Michael E. Schick	41,262		$75,097	41,262		$4,539

(1)	Includes 2,000 shares held by Stephen J. Hoffman, 472,871 shares held by Stephen J. Hoffman 2009 Revocable Trust and 800 shares held in custodial accounts for Elizabeth Hoffman, Margaret Hoffman, Mary Evelyn Hoffman and Michael Hoffman.
(2)	Jonathan S. Leff is a Managing Director and Member of Warburg Pincus LLC, which manages Warburg Pincus Private Equity VIII, L.P., a significant stockholder of the Company. Mr. Leff may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by the Warburg entities. Mr. Leff disclaims beneficial ownership of all shares owned by the Warburg entities except to the extent of his proportionate ownership of the Warburg entities, if any, and such shares are excluded from this figure.

(3)	Cecilia Gonzalo is a Managing Director of Warburg Pincus LLC, which manages Warburg Pincus Private Equity VIII, L.P., a significant stockholder of the Company. Ms. Gonzalo may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by the Warburg entities. Ms. Gonzalo disclaims beneficial ownership of all shares owned by the Warburg entities except to the extent of her proportionate ownership of the Warburg entities, if any, and such shares are excluded from this figure.”

Item 3 of the Schedule 14D-9 is hereby amended by replacing the fourth sentence in the paragraph following the caption “Tender and Voting Agreements” in the section titled “Arrangements with Principal Stockholders” with the following sentence:

“An aggregate of 27,052,773 Shares, or approximately 25.3% of the outstanding Shares as of April 9, 2012 are subject to the Tender Agreements.”

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended by adding the following transaction for Charles Q. Morris in the table following the first paragraph in Item 6:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Charles Q. Morris	3/1/2012	10,292	$1.4800	Shares sold to cover taxes on Company RSU vest

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following new paragraph after the first paragraph in the section titled “Extension of the Offer”:

“On May 24, 2012, Purchaser announced the extension of the Offer, in accordance with the Merger Agreement and in conjunction with the Second Request and the FTC’s continuing review of information regarding the Offer and the Merger, until 5:00 p.m., New York City time, on June 8, 2012. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on May 24, 2012. The press release announcing the extension of the Offer is filed as Exhibit (a)(6) hereto, and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit Number	Description

(a)(6)	Joint Press Release issued by the Company and Spectrum Pharmaceuticals, Inc. on May 24, 2012.

Schedule 14f-1. Information Statement.

The fourth sentence of the second paragraph in the section titled “General Information Concerning the Company” in the Information Statement, attached as Annex I to the Schedule 14D-9, is hereby replaced with the following sentence:

“An aggregate of 27,052,773 Shares, or approximately 25.3% of the outstanding Shares as of April 9, 2012 are subject to the Support Agreements.”

The table following the first paragraph in the section titled “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement, attached as Annex I to the Schedule 14D-9, is hereby amended and restated as follows:

	Beneficial Ownership (1)
Beneficial Owner (2)	Number of Shares	Percent of Total
Warburg Pincus Private Equity VIII, L.P.(3) 466 Lexington Avenue New York, New York 10017	26,124,430	24.4%
Wellington Management Company, LLP (4) 280 Congress Street Boston MA 02210	6,569,333	6.1
Scopia Management Inc. (5) 152 W. 57th Street, 33rd Floor New York, NY 10019	5,907,483	5.5
Paul L. Berns (6)	1,410,987	1.3
Bruce K. Bennett, Jr. (7)	157,856	*
David C. Clark (8)	179,564	*
Bruce A. Goldsmith (9)	169,078	*
Marc H. Graboyes (10)	381,468	*
Charles Q. Morris (11)	225,623	*
Michael E. Schick (12)	94,396	*
Cecilia Gonzalo (13)	26,124,430	24.4
Stephen J. Hoffman, Ph.D., M.D. (14)	780,671	*
Jeffrey R. Latts, M.D. (15)	85,000	*
Jonathan S. Leff (16)	26,244,430	24.5
David M. Stout (17)	65,000	*
Joseph L. Turner (18)	0	*
All current executive officers and directors as a group (13 persons)(19)	29,794,073	27.19%

*	Less than one percent.
(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 106,880,782 shares outstanding on April 9, 2012, excluding 77,630 treasury shares, adjusted as required by rules promulgated by the SEC.
(2)	The address for each director and executive officer is c/o Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020.
(3)	The stockholder is Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (together with its two affiliated partnerships, “WP VIII”). Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), is the sole general partner of WP VIII and a direct subsidiary of Warburg Pincus & Co., a New York general partnership (“WP”). WP is the managing member of WP Partners. Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of WP VIII. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017.
(4)	Based solely upon a Schedule 13G filed with the SEC on February 14, 2012.
(5)	Based solely upon a Schedule 13G filed with the SEC on February 10, 2012.
(6)	Includes 1,220,621 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 1,042,957 restricted stock units held by Mr. Berns that will not vest within 60 days of April 9, 2012.
(7)	Includes 146,155 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 135,677 restricted stock units held by Mr. Bennett that will not vest within 60 days of April 9, 2012.
(8)	Includes 150,702 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 178,252 restricted stock units held by Mr. Clark that will not vest within 60 days of April 9, 2012.
(9)	Includes 126,633 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 304,488 restricted stock units held by Dr. Goldsmith that will not vest within 60 days of April 9, 2012.
(10)	Includes 289,635 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 450,195 restricted stock units held by Mr. Graboyes that will not vest within 60 days of April 9, 2012.
(11)	Includes 98,957 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Includes 27,500 restricted stock units that vest on April 26, 2012, subject to Dr. Morris’ continued employment with the Company through such vesting date. Excludes 563,835 restricted stock units held by Dr. Morris that will not vest within 60 days of April 9, 2012.
(12)	Includes 53,134 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 244,548 restricted stock units held by Mr. Schick that will not vest within 60 days of April 9, 2012.
(13)	Includes 26,124,430 shares held by WP VIII. Ms. Gonzalo, a director of the Company, is a Partner of WP and a Managing Director and Member of WP LLC. All shares indicated as owned by Ms. Gonzalo are included because of her affiliation with the Warburg Pincus entities. Ms. Gonzalo disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Ms. Gonzalo and Messrs. Kaye, and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities.

(14)	Includes 800 shares held as custodian for Dr. Hoffman’s children, 472,871 shares held by the Stephen J. Hoffman 2009 Revocable Trust, of which Dr. Hoffman is a co-trustee, and 305,000 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 90,000 restricted stock units held by Dr. Hoffman that will not vest within 60 days of April 9, 2012.
(15)	Includes 85,000 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 55,000 restricted stock units held by Dr. Latts that will not vest within 60 days of April 9, 2012.
(16)	Includes 26,124,430 shares held by WP VIII and 120,000 shares issuable upon exercise of options held by Mr. Leff exercisable within 60 days of April 9, 2012. Mr. Leff, a director of the Company, is a Partner of WP and a Managing Director and Member of WP LLC. All shares indicated as owned by Mr. Leff are included because of his affiliation with the Warburg Pincus entities. Mr. Leff disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Leff, Kaye, and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. Excludes 55,000 restricted stock units held by Mr. Leff that will not vest within 60 days of April 9, 2012.
(17)	Includes 65,000 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 35,000 restricted stock units held by Mr. Stout that will not vest within 60 days of April 9, 2012.
(18)	Excludes 55,000 restricted stock units held by Mr. Turner that will not vest within 60 days of April 9, 2012.
(19)	Includes 27,500 shares of restricted stock units and 2,660,837 shares issuable upon exercise of options held by all executive officers and directors as a group exercisable within 60 days of April 9, 2012. Excludes restricted stock units that will not vest within 60 days of April 9, 2012. See footnotes (6) through (18).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2012

ALLOS THERAPEUTICS, INC.

By:	/s/ Marc H. Graboyes
Name:	Marc H. Graboyes
Title:	Senior Vice President, General Counsel